APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                       QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23272
               BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995





                                    CONTENTS


                                                                    Page

Statements of Transfer Fee Charged                                   1

Summary of Costs Incurred                                            2

                                                  APPALACHIAN POWER COMPANY
                                                     PUTNAM COAL TERMINAL
                                             STATEMENTS OF TRANSFER FEES CHARGED
                                      BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                            October 1995                November 1995              December 1995
                                   ---------------------------------------------------------------------------------
                                      Tons    Fee     Amount      Tons   Fee     Amount      Tons    Fee     Amount
                                           (per ton)  (000)           (per ton)  (000)            (per ton)  (000)
                                    ------- -------- --------   ------ -------- --------   ------- -------- --------
TRANSFER FEES CHARGED

  Appalachian Power Company:(a)
    Mountaineer Plant               46,598    $3.64   $170     45,542    $3.64   $166      98,315    $3.64   $358

  Ohio Power Company:(b)
    Amos Plant (c)                  36,591      N/A      7 (d) 28,884      N/A      7 (d)  55,595      N/A   (146)(e)
    Muskingum River Plant               -       -        -          -      -        -          -       -       33 (f)
                                   ------            ----      ------           ----      -------           ----
       TOTAL                        83,189            $177     74,426            $173     153,910            $245
                                   ======            ====      ======           ====      =======           ====

(a) Excludes any return on investment since the Company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with the utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal. The settlement is based on the usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.
(e) This adjustment reflects the current year utilization of the terminal by the Company resulting in an equalization payment to Ohio Power.
(f) Represents year-end billing adjustment.
N/A Not Applicable.

                           APPALACHIAN POWER COMPANY
                              PUTNAM COAL TERMINAL
                           SUMMARY OF COSTS INCURRED
              BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995

                                                                  Three
                                                                  Months
                                    October  November  December   Ended
                                     1995      1995      1995    12/31/95
                                               (in thousands)
Salaries and Benefits                  $169      $117      $121      $407
Depreciation                             62        62        62       186
Taxes Other Than Income Taxes*           17        17        17        51
Materials and Supplies                   12        17        15        44
Electricity                              11        22        11        44
Other                                    49        39        98       186
                                      ----      ----      ----      ----
      Total**                          $320      $274      $324      $918
                                      ====      ====      ====      ====

 * Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in salaries and benefits.
** Excludes cost of capital which is discussed in the footnotes on page 1.